SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2005

Commission File Number: 0-27466

NICE-SYSTEMS LTD.
(Translation of Registrant's Name into English)
8 Hapnina Street, P.O. Box 690, Ra'anana, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes         No

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes         No

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-   N/A

THE EXHIBITS OF THIS REPORT ON FORM 6-K ARE HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.'S ("NICE") REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENTS NOS. 333-11250, 333-12996, AND 333-109766) AND NICE'S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-11842, 333-9352, 333-11154, 333-13686, 333-111112 AND 333-111113), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1.	Unaudited Financial Statements of NICE for the six-month period ended June 30, 2005 and the notes thereto.

99.2.	Operating and Financial Review and Prospects relating to said interim financial statements.

99.3.	Audited Financial Statements of Dictaphone Corporation's Communications Recording Systems division for the years ended December 31, 2004 and 2003 and for the nine-month period ended December 31, 2002 and the notes thereto.

99.4.	Unaudited Pro Forma Condensed Combined Statement of Operations of NICE for the year ended December 31, 2004 and for the six-month period ended June 30, 2005 and the notes thereto.

99.5.	Consent of PricewaterhouseCoopers LLP, in connection with their report dated August 15, 2005 related to the audited financial statements of Dictaphone Corporation's Communications Recording Systems division included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.
By:/s/ Yechiam Cohen Name: Yechiam Cohen Title: General Counsel
Dated: August 26, 2005

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1	Unaudited Financial Statements of NICE for the six-month period ended June 30, 2005 and the notes thereto.
99.2	Operating and Financial Review and Prospects relating to said interim financial statements.
99.3	Audited Financial Statements of Dictaphone Corporation's Communications Recording Systems division for the years ended December 31, 2004 and 2003 and for the nine-month period ended December 31, 2002 and the notes thereto.
99.4	Unaudited Pro Forma Condensed Combined Statement of Operations of NICE for the year ended December 31, 2004 and for the six-month period ended June 30, 2005 and the notes thereto.
99.5	Consent of PricewaterhouseCoopers LLP, in connection with their report dated August 15, 2005 related to the audited financial statements of Dictaphone Corporation's Communications Recording Systems division included herein.